Exhibit 99.1

Global Mofy Metaverse Explores Partnership to Integrate Metaverse and AI
Technology with Traditional Chinese and Western Therapeutic Practices

Beijing, March 25, 2024 – Global Mofy Metaverse Limited (the “Company” or “Global Mofy Metaverse”) (Nasdaq: GMM), a technology solutions provider engaged in virtual content production and the development of digital assets for use in the broader digital entertainment industry, today revealed that three-way strategic cooperation discussions were initiated with a senior professor from a renowned medical university in Beijing and his director team of its affiliated hospital, as well as the Metaverse Committee of the Beijing Big Data Association. The goal is to combine Metaverse and AI technologies with traditional Chinese and Western healing methods. This partnership aims to explore the vast potential for researchers, healthcare practitioners, and patients to harness the benefits of integrating these technologies into preventive healthcare and various treatments.

During the initial meeting, the team outlined a strategic approach focused on developing a system for training and education using virtual reality. This includes creating virtual interactive platforms for hands-on training, leveraging data analytics for enhanced learning experiences, and conceptualizing a virtual professor role to facilitate online training. These initiatives are aimed at transforming educational methodologies in healthcare, aligning with the futuristic vision of the partnership.

Mr. Haogang Yang, CEO of Global Mofy Metaverse, stated, “We are thrilled to engage in discussions with such a distinguished and respected expert in the medical field. Recognizing this as a high-priority adjacent market for us, we see an opportunity to utilize our investments and proven track record in developing commercially successful Metaverse and AI technologies and platform solutions. Our belief is that AI will revolutionize nearly every facet of the extensive global healthcare sector, from research and data analysis to predictive modeling, diagnostic tools, enhancing accuracy, and reducing costs. Partnering with an equally robust and committed collaborator will not only help us adhere to our product roadmap and R&D budget but also extend our competitive edge.”

“The healthcare landscape is primed for transformation. Despite the rapid advancement of technology in virtually every aspect of our lives, medical equipment, procedures, and diagnostic tools have seen minimal evolution over the past few decades. We envision a future where data analysis is more timely and precise, modeling is more efficient, and AI-generated 3D digital assets and synthetic video enhance various aspects of healthcare. We anticipate that in the near future, the integration of Metaverse and AI technologies will become commonplace across the healthcare industry. This integration will usher in more efficient, cost-effective solutions with higher efficacy, ultimately benefiting patients and providers alike. The potential for innovation in this space is limitless and we are committed to capturing our share of opportunities as we focus on driving long-term growth.”

About Global Mofy Metaverse Limited

Global Mofy Metaverse Limited (Nasdaq: GMM) is a technology solutions provider engaged in virtual content production, and the development of digital assets for the digital entertainment industry. Utilizing its proprietary “Mofy Lab” technology platform, which consists of interactive 3D and artificial intelligence (“AI”) technology, the Company creates high-definition virtual versions of a wide range of physical world objects in 3D ranging from characters, objects to scenes and more. The digital assets can be used in different applications, including movies, TV series, AR/VR, animation, advertising, gaming, and more. Global Mofy Metaverse is one of the leading digital asset banks in China, which consists of more than 30,000 high-precision 3D digital assets. For more information, please visit www.globalmofy.cn/ or ir.globalmofy.cn.

Forward-Looking Statement

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. These forward-looking statements include, without limitation, the Company’s statements regarding the expected trading of its Ordinary Shares on the Nasdaq Capital Market and the closing of the Offering. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the uncertainties related to market conditions and the completion of the initial public offering on the anticipated terms or at all, and other factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Global Mofy Metaverse Ltd. Investor Relations Department ir@mof-vfx.com	Global IR Partners David Pasquale GMM@globalirpartners.com